[redacted]

13025756

RECEIVED 2013 AUG 29 PM 1:50 SEC / TM

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2013 WASH, D.C. 193

DD 9/13/13

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~35800~~ 46896 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips & Company Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 SW Fifth Avenue, Suite 2100
(No. and Street)

| Portland | Oregon | 97201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Cowing — 503-224-0858
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

| 805 SW Broadway, Suite 1200 | Portland | Oregon | 97205 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 10/1/13 KW 9/27/13

# OATH OR AFFIRMATION

I, Kelly Cowing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phillips & Company Securities, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
JENNIFER N. BURNETT
NOTARY PUBLIC-OREGON
COMMISSION NO. 462661
MY COMMISSION EXPIRES OCTOBER 12, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Phillips & Company Securities, Inc.

**Report on Financial Statements**

We have audited the accompanying financial statements of Phillips & Company Securities, Inc. (the Company), which comprise the statement of financial condition as of June 30, 2013, and the related statement of operations and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 13-15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 13-15 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 13-15 is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Portland, Oregon
August 28, 2013

# PHILLIPS & COMPANY SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
## JUNE 30, 2013

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 244,885 |
| Commissions receivable – clearing broker | | 11,440 |
| Employee and officer receivables | | 8,086 |
| Deposit with clearing organization, restricted | | 50,000 |
| Prepaid expenses and other assets | | 626 |
| Total assets | $ | 315,037 |
| LIABILITIES | | |
| Accounts payable | $ | 35,156 |
| Payable to related party | | 8,662 |
| Accrued compensation | | 60,921 |
| Total liabilities | | 104,739 |
| COMMITMENTS AND CONTINGENCIES (Note 3) | | |
| STOCKHOLDER'S EQUITY | | |
| Common stock – voting, no par value, 1,000,000 shares authorized, 200 shares issued and outstanding | | 50,000 |
| Additional contributed capital | | 354,878 |
| Accumulated deficit | | (194,580) |
| Total stockholder's equity | | 210,298 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 315,037 |

See accompanying notes.

## PHILLIPS & COMPANY SECURITIES, INC.
### STATEMENT OF OPERATIONS
### YEAR ENDED JUNE 30, 2013

| | |
|---|---|
| REVENUES | |
| Commissions | $ 1,372,079 |
| Other | 176,602 |
| Total revenues | 1,548,681 |
| EXPENSES | |
| Compensation and benefits | 1,078,510 |
| Clearing and floor brokerage charges | 123,269 |
| Occupancy and equipment costs | 79,987 |
| Legal and professional | 45,375 |
| Licenses and subscriptions | 43,387 |
| Insurance | 33,291 |
| Travel | 21,700 |
| Communications | 17,591 |
| Postage and printing | 9,923 |
| News and quotes service | 9,433 |
| Other operating expenses | 67,118 |
| Total expenses | 1,529,584 |
| NET INCOME | $ 19,097 |



See accompanying notes.

# PHILLIPS & COMPANY SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## YEAR ENDED JUNE 30, 2013

| | Common Stock | | Additional Contributed Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| BALANCE, June 30, 2012 | 200 | $ 50,000 | $ 329,693 | $ (110,877) | $ 268,816 |
| Capital contributions | - | - | 25,185 | - | 25,185 |
| Dividends paid | - | - | - | (102,800) | (102,800) |
| Net income | - | - | - | 19,097 | 19,097 |
| BALANCE, June 30, 2013 | 200 | $ 50,000 | $ 354,878 | $ (194,580) | $ 210,298 |

See accompanying notes.

## PHILLIPS & COMPANY SECURITIES, INC.
### STATEMENT OF CASH FLOWS
### YEAR ENDED JUNE 30, 2013

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 19,097 |
| Adjustments to reconcile net income to net cash from operating activities: | |
| Operating expenses paid by stockholder and recognized as contributed capital | 25,185 |
| Change in cash and cash equivalents due to changes in certain assets and liabilities | |
| Commissions receivable – clearing brokers | 6,216 |
| Employee and officer receivables | (2,479) |
| Change in related party receivable/payable | 184,839 |
| Prepaid expenses and other assets | (301) |
| Accounts payable | (43,597) |
| Accrued compensation | (23,908) |
| Net cash from operating activities | 165,052 |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Dividends paid | (102,800) |
| Net cash from financing activities | (102,800) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 62,252 |
| CASH AND CASH EQUIVALENTS, beginning of year | 182,633 |
| CASH AND CASH EQUIVALENTS, end of year | $ 244,885 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | |
| Cash paid for interest during the year | $ 753 |
| SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY | |
| Contributed capital issued for payment of operating expenses | $ 25,185 |



See accompanying notes.

## Note 1 – Organization and Summary of Significant Accounting Policies

**Organization** – Phillips & Company Securities, Inc. (the Company) is an Oregon Corporation operating as a registered broker-dealer in securities and, until October 31, 2011, as a registered investment advisor with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is currently engaged primarily in brokerage services and clears all transactions with and for customers on a fully-disclosed basis through Pershing LLC, its clearing broker-dealer. Customers are located throughout the United States. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

On October 31, 2011, pursuant to an Asset Purchase Agreement between the Company, its stockholder, and Phillips and Company Advisors, LLC (Advisors), the Company sold and transferred its interest in all registered investment advisory services to Advisors. As a result of this spin-off of advisory operations, assets of $639,744 and liabilities of an equivalent amount were transferred to Advisors and all revenue and expenses related to registered investment advisory services were recognized by Advisors following the effective date of the Asset Purchase Agreement.

Simultaneous to the completion of the Asset Purchase Agreement, the Company and Advisors executed an Expense Sharing Agreement whereby the Company and Advisors established a mechanism for the sharing of expenses. In accordance with the Expense Sharing Agreement, expenses may be shared on the basis of either (a) assets under management or (b) percentage of revenue. Current allocations, which are subject to periodic review and revision, provide for expense sharing based on assets under management to have 80% allocated to Advisors and 20% allocated to the Company. In addition, expense sharing, based on revenues, have 68% allocated to Advisors and 32% allocated to the Company.

**Use of estimates** – The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and cash equivalents** – Cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts, and money market funds. For purposes of the statement of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less. The Company occasionally maintains cash balances at banks in excess of federally insured limits.

**Note 1 – Organization and Summary of Significant Accounting Policies (continued)**

**Commission revenue and expense** – Commission revenues and related clearing expenses are recorded on a trade-date basis after securities transactions have occurred. All other transactions are recorded by the accrual method of accounting. Commissions receivable represent amounts due to the Company from the clearing broker. Commissions receivable are recorded net of related expenses.

**Allowance for doubtful accounts** – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. On occasion, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

**Restricted clearing deposits** – The Company is required by its clearing broker to maintain a fixed amount in a clearing account. The Company has granted the clearing broker a security interest in this account. The clearing broker may access the account for any fees the Company owes to the clearing broker but has not paid. Interest earned on the account is paid monthly to the Company.

**Advertising** – Advertising costs are charged to operations when incurred. Advertising and promotional expenses were not significant for the year ended June 30, 2013.

**Income taxes** – The Company has elected S Corporation status under the Internal Revenue Code. Under this provision, taxable income is generally taxed to the stockholder. The Company files its tax return on a calendar-year basis. While specific taxes still apply to an S Corporation, none of those taxes were applicable during the year ended June 30, 2013. Accordingly, no income tax expense or deferred income taxes are reflected in these financial statements.

The Company follows an accounting principle relating to uncertain tax positions that prescribes a recognition threshold and measurement process in accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. These provisions have had no financial statement impact to the Company as the Company does not have any entity level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for years 2009 and later.

### Note 1 – Organization and Summary of Significant Accounting Policies (continued)

**Subsequent event evaluation** – Subsequent events are events or transactions that occur after the date of the statement of financial condition, but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition, but arose after that date and before the financial statements are issued.

The Company has evaluated subsequent events through August 28, 2013, which is the date the financial statements were issued.

### Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of June 30, 2013, the Company had net capital of $201,586, which was $151,586 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .52 to 1 as of June 30, 2013. Additionally, the Company's clearing broker requires a net capital reserve of $100,000 as part of its agreement entered into with the Company. As of June 30, 2013, the Company's excess net capital above the clearing broker's requirements was $101,586.

### Note 3 – Commitments and Contingencies

**Operating lease commitments** – The Company has entered into non-cancelable leases for office space and equipment. Under the terms of the cost sharing agreement discussed above, the Company's share of future minimum lease payments under non-cancelable operating leases is as follows:

| | | | |
|---|---|---|---|
| Years ending June 30, | 2014 | $ | 49,452 |
| | 2015 | | 49,213 |
| | 2016 | | 47,023 |
| | 2017 | | 45,244 |
| | 2018 | | 44,076 |
| | Thereafter | | 165,764 |
| | | $ | 400,772 |

Rent and lease expense for the year ended June 30, 2013 was $70,220.

### Note 3 – Commitments and Contingencies (continued)

**Legal proceedings** – From time to time, the Company may become party to legal proceedings, claims, and regulatory actions which arise in the ordinary course of its business. Although the ultimate resolution of such matters cannot be predicted with certainty, management does not currently believe these matters will have a material impact on the Company.

The Company is obligated to settle transactions with brokers and financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and management does not believe these matters will have a material impact on the Company.

### Note 4 – Related Party Transactions

**Employee and officer receivables** – As of June 30, 2013, the Company held $8,086 in receivables due from various employees and the sole stockholder of the Company. These receivable accounts are unsecured, without interest, and collected over a short term.

**Expense Sharing Agreement** – Effective October 31, 2011, the Company entered into an Expense Sharing Agreement with Advisors that requires the two companies to reimburse each other for shared expenses based on allocations relating to assets under management or revenues. As a result of this agreement, the Company owed Advisors $8,662 for expenses paid on its behalf as of June 30, 2013.

### Note 5– Employee Benefit Plan

The Company maintains a defined contribution employee benefit plan qualified under section 401(k) of the Internal Revenue Code. The Company may make matching contributions at the sole discretion of the Board of Directors. The Company recognized no expenses related to the plan for the year ended June 30, 2013.

### Note 6– Off-Balance Sheet Credit Risk

The Company introduces all customer transactions in securities traded in U.S. securities markets to another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

**Note 6- Off-Balance Sheet Credit Risk (continued)**

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company.

In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situation.

## SUPPLEMENTARY INFORMATION

# PHILLIPS & COMPANY SECURITIES, INC.
## SCHEDULE I – COMPUTATION OF NET CAPITAL
## UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## JUNE 30, 2013

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total stockholder's equity from statement of financial condition | $ | 210,298 |
| Deduct nonallowable assets | | |
| Employee and officer receivables | | (8,086) |
| Prepaid expenses and other assets | | (626) |
| | | (8,712) |
| Net capital | $ | 201,586 |
| AGGREGATE INDEBTEDNESS | | |
| Total items included in statement of financial condition | $ | 104,739 |
| Total aggregate indebtedness | $ | 104,739 |
| COMPUTATION OF NET CAPITAL REQUIREMENT | | |
| Net capital requirement based on ratio of aggregated indebtedness $104,739 x 6.67% | $ | 6,986 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT | $ | 50,000 |
| NET CAPITAL REQUIREMENT | $ | 50,000 |
| EXCESS NET CAPITAL AT 1500% | $ | 151,586 |
| EXCESS NET CAPITAL AT 1000% | $ | 191,112 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.52 to 1 |

## PHILLIPS & COMPANY SECURITIES, INC.
### SCHEDULE I – COMPUTATION OF NET CAPITAL
### UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

The computation of net capital pursuant to SEC Rule 15c3-1 as of June 30, 2013, computed by Phillips & Company Securities, Inc., in its Form X-17 A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

## SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) in that it does not trade or carry customer accounts and does not hold customer funds.

## PHILLIPS & COMPANY SECURITIES, INC.
### SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) in that it does not trade or carry customer accounts and does not hold customer funds.

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Phillips & Company Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Phillips & Company Securities, Inc. (the Company) for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (continued)

Management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be significant deficiencies or material weaknesses, as defined above.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
August 28, 2013

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Phillips & Company Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2012 to June 30, 2013, which were agreed to by Phillips & Company Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $5 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on the Company's annual filing of audited financial statements for the year ended June 30, 2013 with the amounts reported in Form SIPC-7 for the period from July 1, 2012 to June 30, 2013, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5 (continued)**

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
August 28, 2013

**EXHIBIT I**
**SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE PERIOD FROM JULY 1, 2012 TO JUNE 30, 2013**

| Date Paid | Amount Paid |
|---|---|
| February 21, 2013 | $ 1,818.52 |
| August 14, 2013 | 1,667.61 |
| | $ 3,486.13 |